Exhibit 11.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Offering Statement on Form 1-A of our report dated November 7, 2025, relating to the balance sheets of Intec Bioplastics, Inc. (the “Company”) as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes, which report appears in the Offering Circular that is a part of this Offering Statement.

We also consent to the reference to us under the caption “Experts” in the Offering Statement.

/s/ L J Soldinger Associates, LLC

Deer Park, Illinois

January 20, 2026